Exhibit 99.1

FIRST AMENDMENT

TO THE

INTERTAPE POLYMER CORP. USA EMPLOYEES’

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

This First Amendment to the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan is made and entered into by Intertape Polymer Corp. (the “Company”) this 6th day of April, 2009, and is effective as of January 1, 2009.

W I T N E S S E T H:

WHEREAS, the Company has previously adopted the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan, as amended (the “Plan”); and

WHEREAS, the Company is authorized and empowered to further amend the Plan; and

WHEREAS, the Company deems it advisable and in the best interests of the Participants to amend the Plan to provide for hardship withdrawals from rollover contributions.

NOW, THEREFORE, the following new Section 9.4 is added to Article IX of the Plan:

9.4    Withdrawals of Rollover Contributions. A Participant who is employed by an Employer may apply in writing to the Plan Administrator for the withdrawal of all or a portion of his Rollover Account in a manner consistent with the provisions of Article VIII. A withdrawal by a Participant pursuant to this section 9.4 shall be permitted once during any twelve-month period. The Plan Administrator shall establish uniform and nondiscriminatory rules and procedures regarding the withdrawal of benefits as required in order to administer this section 9.4.

IN WITNESS WHEREOF, this First Amendment has been executed and is effective as of the date set forth hereinabove

INTERTAPE POLYMER CORP.

By:	/s/ Burgess H. Hildreth

Title:	Vice President